UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-40685

METALS ACQUISITION LIMITED

(Exact name of registrant as specified in its charter)

3rd Floor, 44 Esplanade, St.

St. Helier, Jersey, JE49WG

Tel: +(817) 698-9901

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Closing of the Business Combination and NYSE Listing

On June 15, 2023, Metals Acquisition Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (“New MAC”) issued a press release announcing the closing of the previously announced business combination pursuant to that certain Share Sale Agreement (as amended by the Deed of Consent and Covenant, dated as of November 22, 2022, as supplemented by the CMPL Share Sale Agreement Side Letter, dated as of April 21, 2023, as further supplemented by the CMPL Share Sale Agreement Side Letter, dated May 31, 2023, as further supplemented by the CMPL Share Sale Agreement Side Letter, dated June 2, 2023, and as further supplemented, or otherwise modified from time to time, the “Share Sale Agreement”) by and among New MAC, Metals Acquisition Corp (“MAC”), Metals Acquisition Corp. (Australia) Pty Ltd, an Australian private company and wholly-owned subsidiary of MAC (“MAC-Sub”), and Glencore Operations Australia Pty Limited (“Glencore”), and the listing of New MAC’s ordinary shares and warrants on The New York Stock Exchange.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1.	Press Release of New MAC dated June 16, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED

By:	/s/ Michael James McMullen
	Name:	Michael James McMullen
	Title:	Chief Executive Officer

Date: June 16, 2023